Exhibit 99.9

OPTIBASE LTD.
2 Gav Yam Center
7 Shenkar Street
Herzliya 46120, Israel

November 4, 2008

WITHOUT PREJUDICE

To
The Members of the Board of Directors
Scopus Video Networks Ltd.
10 Ha’amal St., Park Afek
Rosh Ha’ayin 48092, Israel

Ladies and Gentlemen,

Re: Transaction between Optibase Ltd. (“Optibase”)
and Scopus Video Networks Ltd. (“Scopus”)

1.	Optibase was highly surprised to learn from Tom Wyler, its Executive Chairman and Chief Executive Officer, that in a phone conversation held on October 23, 2008 between Mr. Wyler and Yaron Simler, Mr. Simler had informed Mr. Wyler that Scopus suspended the negotiations between Scopus and Optibase in connection with a sale of Optibase’s business to Scopus (the “Scopus’ Suspension Notification” and the “Transaction”, respectively).

2.	In response to Optibase’s request for further clarifications from Scopus, Moshe Eisenberg, Scopus’ Chief Financial Officer, sent an e-mail later that day to Amir Philips, Optibase’s Chief Financial Officer, in which Mr. Eisenberg clarified that Scopus suspended the negotiations for a short while because of two main reasons: (i) the current global market situation which makes the Transaction difficult to support; and (ii) Scopus’ considerations of other strategic options.

3.	Optibase and Scopus have engaged in lengthy negotiations in connection with the Transaction. On the eve of the Succot holiday, a week before Scopus’ Suspension Notification, Optibase and Scopus had reached an understanding on all the principal terms of the Transaction, including price and price adjustments, and targeted October 30, 2008 as the signing date of the Transaction documents.

4.	As the global market condition was well-known to both Optibase and Scopus for several weeks before Scopus’ Suspension Notification, Optibase fails to understand what changes in the global market condition during the Succot holiday (the week that preceded Scopus’ Suspension Notification) have led Scopus to suddenly decide to suspend the negotiations with Optibase in connection with the Transaction. As discussed above, the Transaction was in its final stages and the parties had set a date for the signing of the Transaction documents.

5.	Furthermore, Optibase does not understand what Scopus means by “considering other strategic options”. If Scopus suggests by this language that it considers making any decisions which may conflict with the Transaction, in whole or in part, or which may dilute Optibase’s holdings in Scopus, Optibase considers such conduct on the part of Scopus to be not in good faith and contrary to customary practices, in particular due to the fact that the Transaction was in its final stages.

6.	Scopus’ position, as evident by the e-mail sent by Mr. Eisenberg, raises concerns on the part of Optibase as to whether Scopus’ board of directors may be motivated by other considerations that are irrelevant to the Transaction and which may not have Scopus’ best interests in mind.

7.	Optibase is of the opinion that the negotiations between the parties have reached such an advanced stage that the Transaction is binding on both Optibase and Scopus and the actual signing of the Transaction documents is purely a matter of formality, the lack of which does not derogate from Optibase’s and Scopus’ obligations as agreed between them.

8.	In light of all of the above, Optibase expects to hear from Scopus immediately in order to finalize the Transaction documents, for the sake of good order, as soon as practicable and as agreed.

9.	This letter does not derogate from any and all rights Optibase has against Scopus and its members of the board of directors pursuant to any applicable law and Optibase reserves all its rights against Scopus and its members of the board of directors under any applicable law.

Sincerely, OPTIBASE LTD. By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer